Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
Via Fax 202-772-9369
Mr. Ryan Rohn
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re: Portola Packaging, Inc.
Form 10-K for fiscal Year Ending August 31, 2005
Filed November 28, 2005
File No. 033-95318
July 27, 2006
Dear Mr. Rohn:
The following is Portola’s response to your comment letter dated June 27, 2006 regarding the above referenced 10-K. This supplemental response is being filed on EDGAR as a correspondence file.
Item 6. Selected Financial Data, page 11
1.	We have reviewed your disclosure in response to our prior comment 1. We note that you continue to state EBITDA is utilized both as a liquidity measure and performance measure. Specifically, you disclose in the second paragraph that creditors, investors, and analysts focus on EBITDA as the primary measure of the Company’s liquidity and financial performance. In addition, the following paragraph states that your reconciliation will be the most directly comparable GAAP measure to EBITDA as related to both performance and liquidity. Therefore we repeat our prior comment 1, specifically;
•	Please expand your disclosure to clarify how or why a history of significant losses on a pre-tax and net-of-tax basis is the economic substance behind your decision to use EBITDA as a performance measure.
•	If you use EBITDA as a performance measure, you must address the limitation(s) associated with the elimination of interest, taxes, depreciation and amortization as compared to net income. Such limitations should be addressed in light of your significant borrowings, fixed assets and intangible assets.
•	You have not addressed how you have compensated for the limitations associated with EBITDA as a performance measure. Please expand your disclosure to do so.

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
•	You have not provided the substantive reasons why EBITDA is useful to investors as a performance measure. Please expand your disclosures to do so.
•	Your disclosure should address how and why management uses this non-GAAP measure as a performance measure.
     Response: The Company will, going forward use EBITDA only as a liquidity measure. Previously, we reconciled EBITDA to net loss in our 10-Q’s and 10-K’s and will no longer provide this reconciliation. We will provide a reconciliation from EBITDA to net cash (used in) provided by operating activities, in order to reconcile with the most directly comparable GAAP measures. We will include the following disclosure in future filings.
     The Company’s bonds are registered with the Securities and Exchange Commission and are publicly traded, but its stock is not registered or publicly traded. The Company has presented EBITDA as a measure of liquidity due to the fact that certain covenants governing our senior secured credit facility are tied to ratios and other calculations based on this measure. EBITDA does not represent, and should not be considered, an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation may not be comparable to a similarly entitled measure reported by other companies. Based on our industry and debt financing experience, we believe EBITDA is customarily used to provide useful information regarding a company’s ability to service and/or incur indebtedness. In addition, EBITDA is defined in our senior secured credit facility under which we are required to satisfy specified financial ratios and tests, including a borrowing base calculation, which takes into account the product of trailing 12 month restricted EBITDA, and we also have to maintain EBITDA for any 12 month period ending on the last fiscal day of each month of at least $17,500. Therefore, creditors, investors and analysts focus on EBITDA as the primary measure of the Company’s liquidity. Our creditors are also interested in our cash flow to pay our debt obligations and do not focus on non cash items of depreciation and amortization.
     This reconciliation will be the most directly comparable GAAP measure to EBITDA as related to liquidity.

	2003	2004	2005
EBITDA	31,590	17,023	25,962

Interest expense	(12,544)	(15,843)	(16,439)
Tax expense	(2,071)	(1,193)	(3,729)
Deferred income taxes	(473)	(740)	902
Provision for doubtful accounts	417	263	645
Provision for restructuring	405	3,809	2,471
Loss (gain) on property and equipment dispositions	30	(1,582)	39
Fixed asset impairment charge	—	1,120	—
Goodwill impairment charge	207	—	—
Loss on redemption of warrants	—	1,867	—
Other	(431)	(1,319)	(811)
Changes in working capital	(2,836)	(3,788)	(10,236)

Net cash provided by (used in) operating activities	14,294	(383)	(1,196)

Very truly yours,
/s/ Brian J. Bauerbach
Brian J. Bauerbach